November 10, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attn: Mr. Richard Pfordte

Re:	First American Strategy Funds, Inc. (File No. 811-07687) First American Investment Funds, Inc. (File No. 811-05309) (each a “Registrant”) Preliminary Proxy Statement
Dear Mr. Pfordte:
     On October 22, 2010, the Registrants filed with the Securities and Exchange Commission (the “Commission”) a Preliminary Proxy Statement in connection with the meeting of stockholders of the Registrants. You provided comments on the Preliminary Proxy Statement by telephone on November 4, 2010. The following sets forth those comments and the Registrants’ responses to them. All terms not defined herein have the same meanings as in the Preliminary Proxy Statement.
1. Comment: Please revise the language regarding the internal restructuring of NAM, as necessary, to consistently describe the status of such restructuring throughout the proxy materials.
     Response: In response to the staff’s comments, Registrants have revised the language to reflect that a wholly owned subsidiary of NAM has been formed in anticipation of the restructuring.
2. Comment: Revise the Section 15(f) discussion to remove the term “non-exclusive” before “safe harbor” and to state that the Board composition at closing will be in compliance with Section 15(f).
     Response: Registrants have made the requested changes.

Securities and Exchange Commission
November 10, 2010

3. Comment: Confirm that no assignment (as defined in the Investment Company Act of 1940) of a current advisory or sub-advisory agreement for the Funds will occur until the Closing Date.
     Response: Registrants confirm that no assignment of a current advisory or sub-advisory agreement for the Funds will occur in connection with the Transaction prior to the Closing Date.
4. Comment: Confirm whether the Funds use any FAF affiliate for brokerage currently or will use such affiliate as a result of the Transaction.
     Response: Registrants have not in the past two fiscal years used any affiliate of FAF for brokerage services and have no current intent to use any FAF affiliate immediately following the closing of the Transaction.
5. Comment: Disclose the purchase price and other material terms of the Asset Purchase Agreement.
     Response: In response to the staff’s comments, Registrants have disclosed the cash and stock consideration payable pursuant to the Asset Purchase Agreement. Registrants believe that other terms of the Asset Purchase Agreement that are relevant to the matters discussed in the Proxy Statement have been described.
6. Comment: Confirm whether stockholders may revoke their proxies by means other than a written communication.
     Response: In addition to providing written notice or executing and delivering a later-dated proxy, stockholders may revoke their proxies by voting in person at the Special Meeting. Disclosure regarding revocation of proxies has been clarified.
7. Comment: Confirm whether the Funds’ investment objectives and principal investment strategies are going to change in connection with the Transaction and, if so, describe any changes.
     Response: In response to the staff’s comments, Registrants have revised the language in the Proxy Statement to state that the investment objectives and principal strategies of the Funds will not change as a result of the Transaction.
8. Comment: Confirm that all material differences between the proposed and current advisory and sub-advisory agreements have been disclosed.

Securities and Exchange Commission
November 10, 2010

     Response: Registrants believe that all material differences between the current and the proposed advisory and sub-advisory agreements have been described.
9. Comment: With respect to the NAM LLC Sub-Advisory Agreement, please reconcile the “Limitation on Liability and Standard of Care” section with the provisions of the Investment Company Act of 1940 (the “1940 Act”).
     Response: Registrants believe that the limitations of liability contained in the agreement are not inconsistent with the provisions of the 1940 Act, which provide that an adviser may not be protected from its gross negligence, bad faith, or willful misfeasance, or its reckless disregard of its obligations under the Agreement. The 1940 Act does not otherwise mandate the terms of the advisory contract including standard of care or indemnity provisions, and such matters are a matter of negotiation between the adviser and the sub-adviser in this instance.
10. Comment: With respect to the Lazard Sub-Advisory Agreement, please add risk disclosure regarding the subjective considerations used to allocate securities.
     Response: Registrants respectfully decline to make the requested change. Registrants note that Schedule 14A does not require risk disclosure regarding the terms of an advisory agreement. Registrants also note that the terms of the Sub-Advisory Agreement are substantially the same following the Transaction and that the referenced language is not changing as a result of the Transaction.
11. Comment: Discuss the basis for concluding that Mr. Evans would not be an interested Trustee following the Transaction.
     Response: Registrants do not believe that the relationship involving Mr. Evans affects his non-interested status with respect to the First American Funds for which he is standing for election as a director. The disclosed indirect relationship does not fall within the provisions of the definition of “interested person” contained in Section 2(a)(19)(A)(i) through (vi) of the 1940 Act and, as to 2(a)(19)(A)(vii), the Commission has not issued an order by which it has determined that Mr. Evans would be an interested person following the Transaction. Registrants do not believe that the disclosed relationship constitutes a material business relationship for purposes of 2(a)(19) because, among other factors, Mr. Evans has no pecuniary interest in the Transaction.
12. Comment: Please add disclosure specifically noting those Funds for which gross operating expenses are expected to result in higher fees following Transaction.
     Response: Registrants have added the requested disclosure in the Q&A section and in the body of the Proxy Statement.
13. Comment: With respect to the administrative services for the Funds, (i) disclose in the Proxy Statement the types or categories of administrative services and fees that are not

Securities and Exchange Commission
November 10, 2010

covered by the new investment advisory agreements, and (ii) clarify the statement that certain administrative services will be paid for separately from the advisory fee by the Funds.
     Response: Registrants have made the requested changes.
14. Comment: With respect to the comparative fee and expense tables: (i) state that the pro forma management fee includes both fund-level fees and complex-wide-level fees, (ii) include a cross-reference to the full break-point schedules; (iii) move the tables from the exhibits to the body of the Proxy Statement; and (iv) explain why the information is provided as of April 30, 2010 and June 30, 2010, respectively.
     Response: Registrants have added the requested disclosure in the introductory paragraph and have moved the tables and examples to the body of the Proxy Statement. The comparative expense information was based on the most recent fiscal period ending prior to the meetings of the Boards to consider the approvals requested in connection with the Transaction. Registrants believe that these dates are reasonable.
15. Comment: Confirm that the pro forma “Other Expenses” line item in the tables include the administrative fees being borne by the Funds directly following the Transaction and, if so, discuss why “Other Expenses” generally are declining for most Funds.
     Response: Registrants confirm that the pro forma information reflects the new fee and expense structure and, accordingly, reflects fees expected to be paid directly by the Funds. For the information of the staff, pro forma “Other Expenses” are expected to decline for many Funds due to a variety of factors including the increased economies of scale resulting from the larger size of the Nuveen complex, as well as differences in pricing structure for certain services that generally are more favorable under the Nuveen structure.
16. Comment: With respect to expense reimbursement and waiver arrangements: (i) add a footnote to the tables describing the terms of the expense reimbursement and waiver arrangements; (ii) confirm that expense reimbursements and waiver arrangements shown in the tables will be in effect for at least one year from the date of the proxy statement; and (iii) confirm whether the fee waiver and expense reimbursement arrangements contain a recoupment provision.
     Response: Registrants confirm that all expense reimbursements shown in the body of the table will continue through at least December 31, 2011, and have added footnotes describing the terms of such arrangements. The fee waiver and expense reimbursement arrangements do not contain a recoupment provision.

Securities and Exchange Commission
November 10, 2010

17. Comment: With respect to the complex-wide component of the management fee: (i) disclose the basis for the Board’s approval of an investment advisory agreement containing a complex-wide fee; (ii) disclose the effects of loss of assets or fund terminations on the fees; and (iii) describe supplementally how the complex-wide fee is calculated, including whether the assets of closed-end funds are included and whether it is based on net or managed assets.
     Response: Registrants have increased disclosure regarding the board’s considerations of the proposed fee and have added disclosure of the risks of the fee structure (i.e., that fees may go up as a result of a decline in assets of complex-level fees). Registrants confirm that the complex-wide fee is based on assets with respect to both open-end funds and closed-end funds managed by Nuveen. Assets taken into account for the purposes of the breakpoint schedule generally are intended to cover assets upon which the fee is based in the advisory agreement for each respective fund. Generally, this will be net assets for open-end funds and managed assets for closed-end funds.
18. Comment: Explain why the complex-wide fee does not constitute a performance fee under Section 205 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).
     Response: Section 205(a)(1) of the Advisers Act prohibits an investment advisory contract that provides for compensation to the investment adviser on the basis of a share of capital gains upon or capital appreciation of the funds or any portion of the funds of the client (i.e., a performance fee). Paragraph 205(b)(1) provides that this section shall not be construed to prohibit an investment advisory contract that provides for compensation based upon the total value of a fund averaged over a definite period, or as of definite dates, or taken as of a definite date. Section 205 has not been interpreted by the staff to impose restrictions on the use of breakpoint schedules or on the use of fee waivers unless such waivers are indirectly based on performance. Registrants respectfully submit that the maximum fee resulting from the combined fund level and complex-wide level is the appropriate level fee that would have been charged to the Funds absent the use of the complex-wide breakpoint schedule. As a result, the complex-wide schedule will solely reduce fees that would otherwise be charged to a Fund. Registrants do not believe that the proposed fee schedules raise the concerns of Section 205 merely because they vary in part based on the assets of the fund complex. The proposed schedules differ from the types of waiver structures that have been deemed performance fees because such schedules do not vary based on any fund achieving a specified level of performance on an absolute or relative basis.
19. Comment: Explain why the complex-wide fee does not constitute an impermissible “penalty” clause. Discuss the conflicts of interest arising from the impact of the termination of the advisory contract with respect to one fund on the other funds in the complex.

Securities and Exchange Commission
November 10, 2010

     Response: Neither Section 205 of the Advisers Act nor Section 15 of the Investment Company Act of 1940 prohibit “penalty” clauses. Registrants understand that the staff has interpreted these sections to preclude clauses that provide a disincentive to a client with respect to cancelling the advisory contract. As discussed above, the use of a complex-wide fee results in lower fees than the Funds would otherwise be charged and, accordingly, Registrants believe it would be anomalous to view such fee structure as a “penalty” to any participating Fund. Registrants respectfully disagree that the structure presents an inherent conflict of interest. Alternatively, Registrants are of the view that the Section 15(c) contract approval process provides the appropriate forum for disclosure and consideration of any conflicts presented by the fee structure and that the considerations of the Board are fully disclosed in the Proxy Statement.
     If you have any questions, please contact the undersigned at (312) 609-7732 or Deborah Bielicke Eades at 312-609-7661.
Very truly yours,
Jennifer M. Goodman
Attorney at Law
JLG/vyt

cc:	Kathleen Prudhomme Kevin McCarthy Deborah Bielicke Eades Renee Hardt